BB&T

Best Bank In Town
Since 1872

2007 Annual Review


BB&T
BB&T
SINCE 1872


BRANCH BANKING COMPANY

A Sound Heritage

Upon opening its doors in 1872 in the town of Wilson, North Carolina, the predecessor of BB&T Corporation began its evolution from a private institution serving the surrounding agricultural area to today's multibillion dollar financial services company ranking 14th in asset size among the nation's banks. BB&T has always been more than brick and mortar; our very foundation is built on values and vision.

BB&T

'07 Annual Review

2008 Annual Meeting

The 2008 Annual Meeting of Shareholders will be held on Tuesday, April 22, at 11:00 a.m. local time at The Wynfrey Hotel, 1000 Riverchase Galleria, Birmingham, Alabama.

Table of Contents

About the cover:
"A Strong Foundation" by Bryan Larsen
Special commission for BB&T

Quent Cordair Fine Art
www.cordair.com - 1-866-267-3247

Consolidated Financial Highlights

BB&T Corporation and Subsidiaries
(Dollars in millions, except per share data)

	2007	2006	% Change
ANNUAL RESULTS			
Net income	$ 1,734	$ 1,528	13.5 %
Net income per common share:			
Basic	3.17	2.84	11.6
Diluted	3.14	2.81	11.7
Cash dividends per common share	1.76	1.60	10.0
ANNUAL OPERATING RESULTS[1]			
Operating earnings	$ 1,749	$ 1,707	2.5 %
Operating earnings per common share:			
Basic	3.20	3.17	0.9
Diluted	3.17	3.14	1.0
ANNUAL CASH BASIS OPERATING RESULTS[1,2]			
Cash basis operating earnings	$ 1,816	$ 1,780	2.0 %
Cash basis operating earnings per common share:			
Basic	3.32	3.30	0.6
Diluted	3.29	3.27	0.6
YEAR-END BALANCES			
Assets	$ 132,618	$ 121,351	9.3 %
Securities, at carrying value	23,428	22,868	2.4
Loans and leases	91,686	83,591	9.7
Deposits	86,766	80,971	7.2
Shareholders' equity	12,632	11,745	7.6
Book value per common share	23.14	21.69	6.7
AVERAGE BALANCES			
Assets	$ 126,420	$ 114,328	10.6 %
Securities, at amortized cost	23,311	21,348	9.2
Loans and leases	87,952	79,313	10.9
Deposits	83,501	77,230	8.1
Shareholders' equity	12,166	11,452	6.2
PERFORMANCE RATIOS BASED ON NET INCOME			
Return on average assets	1.37 %	1.34 %	
Return on average equity	14.25	13.35	

(1) Information presented on an operating basis excludes the effects of $13 million and $11 million of net after-tax costs associated with the completion of mergers and acquisitions in 2007 and 2006, respectively. In addition, operating results in 2007 exclude the effects of a reserve relating to the Visa USA, Inc., settlement totaling $9 million, net of tax, and a credit of $7 million to the provision for income taxes related to leveraged leases. Operating results for 2006 exclude an additional tax provision of $139 million related to leveraged leases, a loss on the sale of securities totaling $47 million, net of tax, and a gain on the sale of duplicate facilities totaling $18 million, net of tax.

(2) Information presented on a cash basis excludes the effects of intangible assets, purchase accounting adjustments and the related amortization expenses, which totaled $67 million and $73 million, net of tax, for the years ended December 31, 2007 and 2006, respectively. In addition, cash basis results exclude merger-related charges and nonrecurring items as discussed in Note 1.

(3) Excludes the carrying value of goodwill and other intangible assets from shareholders' equity and total assets, net of deferred taxes, where applicable.

	2007		2006	
PERFORMANCE RATIOS BASED ON OPERATING EARNINGS[1]				
Return on average assets	**1.38**	%	1.49	%
Return on average equity	**14.37**		14.91	
Fee income ratio	**41.3**		40.6	
Efficiency ratio	**53.1**		54.9	
PERFORMANCE RATIOS BASED ON CASH BASIS OPERATING EARNINGS[1,2]				
Return on average tangible assets	**1.50**	%	1.63	%
Return on average tangible equity	**26.82**		27.23	
Efficiency ratio	**51.6**		53.2	
CAPITAL RATIOS				
Tier 1 risk-based capital ratio	**9.1**	%	9.0	%
Total risk-based capital ratio	**14.2**		14.3	
Tier 1 leverage capital ratio	**7.2**		7.2	
Tangible equity as a percentage of tangible assets[3]	**5.6**		5.7	
Equity as a percentage of total assets	**9.5**		9.7	
MISCELLANEOUS INFORMATION				
Common shares outstanding (in thousands)	**545,955**		541,475	
Basic weighted average shares outstanding (in thousands)	**547,184**		539,140	
Diluted weighted average shares outstanding (in thousands)	**551,755**		543,891	
Full-time equivalent employees	**29,394**		29,344	
Banking offices	**1,492**		1,459	
ATMs	**2,158**		2,125	

Total Assets


$133
$140
120
100
80
60
40
20
0
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07

In billions of dollars

As originally reported 15-year compound annual growth rate 22.0%

Corporate Information

Best Bank in Town since *1872*

Corporate Profile

Founded in the late 19th century, BB&T Corporation ("BB&T" or "the Corporation") continues to build on a strong foundation of excellence.

Headquartered in Winston-Salem, North Carolina, BB&T has consolidated assets at December 31, 2007, totaling $133 billion and ranks as the 14th largest banking organization in the United States. As of December 31, 2007, BB&T's banking subsidiaries operated 1,492 branch offices in 11 states and Washington, D.C.

BB&T's largest subsidiary, Branch Banking and Trust Company, was established in 1872 and is the oldest bank based in North Carolina. Alpheus Branch and Thomas Jefferson Hadley founded the organization in the seemingly inhospitable period immediately following the Civil War. The bank grew over the decades, surviving economic downturns and world wars. Even the depression of the 1930s failed to erode BB&T's solid foundation. BB&T has never refused a withdrawal or failed to issue dividends on its stock to its owners.

Today, BB&T and its subsidiaries offer a wide range of lending and deposit services to businesses and individuals. BB&T's subsidiaries also provide trust services, wealth management, retail and wholesale insurance services, investment services and capital markets services, equipment finance, factoring, treasury services, asset management, international services, payroll processing and bankcard services.

BB&T's current organization was formed by a merger-of-equals in 1995 between the former BB&T Financial Corporation and Southern National Corporation. In the past 15 years, BB&T has consummated the acquisitions of 48 banks and thrifts, 79 insurance agencies, and 31 nonbank financial services companies.

BB&T operates through a community banking structure that is the foundation for local decision-making and provides the basis for responsive, reliable and empathetic client service. Even after 135 years, BB&T is still the "Best Bank in Town."

About the Review

The BB&T Corporation 2007 Annual Review is presented in a summary format to provide information regarding the performance of BB&T in a manner that is meaningful and useful to the widest range of readers. The audited consolidated financial statements of BB&T Corporation and Subsidiaries and other more detailed analytical information regarding the Corporation are contained in the BB&T Corporation 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

This 2007 Annual Review contains financial information determined by methods other than in accordance with Generally Accepted Accounting Principles ("GAAP"). BB&T's management uses these "non-GAAP" measures in their analysis of the Company's performance. Non-GAAP measures typically adjust GAAP performance measures to exclude the effects of charges, expenses or gains related to the consummation of mergers and acquisitions, as well as the amortization of intangibles and purchase accounting-related adjustments in the case of "cash basis" performance measures. These non-GAAP measures may also exclude other significant gains, losses or expenses that are unusual in nature and not expected to recur. Since these items and their impact on BB&T's performance are difficult to predict, management believes presentations of financial measures excluding the impact of these items provide useful supplemental information that is important for a proper understanding of BB&T's core operating results. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Leading the Pack

In 2008, BB&T ramps up its presence in the sports marketing world. From supporting Minor League baseball to the naming of BB&T Field at Wake Forest University to sponsoring Richard Childress Racing's No. 2 BB&T Chevrolet Monte Carlo driven by Clint Bowyer, BB&T is a high-profile player on the track, on the field and in the minds of a new generation of fans and clients.


BB&T


BB&T
MONTE CARLO SS
MOOG
COMP

Forward-Looking Statements

This BB&T Corporation 2007 Annual Review contains certain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements may address issues that involve significant risks and uncertainties. Although we believe that the expectations reflected in this discussion are reasonable, actual results may be materially different. Please refer to BB&T's Annual Report on Form 10-K for the year ended December 31, 2007, for a more thorough description of the types of risks and uncertainties that may affect management's forward-looking statements.

"The good news is we have continued to focus on long-term relationships with clients and markets we know, limiting our exposure to the market risks that have troubled many other banks."

To Our Shareholders:

The banking industry is in the midst of one of its most challenging periods in many years, but I am pleased to report that BB&T remains very sound, with superior relative performance and a strong balance sheet well-positioned for the future. We had a very good year in light of the difficult credit environment and significant disruptions in the financial markets. These successes are rooted in BB&T's culture and sound heritage, which dates back to our founding in 1872.

We have avoided the major problems being experienced by many of our competitors, in large part because the industry's ill-advised rush into subprime mortgages and more risky investments is inconsistent with our philosophy and values. Even so, the economic downturn has negatively affected our earnings and resulted in higher credit losses.

The good news is we have continued to focus on long-term relationships with clients and markets we know, limiting our exposure to the market risks that have troubled many other banks. Our experienced management team also has successfully navigated past credit cycles, and we are confident that we will weather this one as well.

More importantly, we are confident that we will emerge from this period in a stronger position than many of our peers, prepared to take advantage of new opportunities.



Kelly S. King
Chief Operating Officer

John A. Allison
Chairman and
Chief Executive Officer



A Strong Foundation

Alpheus Branch (left painting) and Thomas Jefferson Hadley (right painting) founded the predecessor of BB&T in 1872 to serve the needs of farmers and small businesses in eastern North Carolina.

2007 Results

Despite the very challenging economic environment, 2007 represented BB&T's 26th consecutive year of record operating earnings. Net income for the year totaled $1.73 billion, or $3.14 per diluted share, reflecting increases of 13.5% and 11.7%, respectively, compared to 2006. Excluding the effects of net after-tax merger-related and restructuring charges or credits and nonrecurring items from both 2007 and 2006, BB&T's operating earnings for 2007 totaled $1.75 billion, an increase of 2.5% compared to the prior year. On a diluted per share basis, operating earnings for 2007 were $3.17, an increase of 1.0% compared with 2006. While this rate of growth is certainly slower than our goals and long-term performance, it is notable that using generally accepted accounting principles, our earnings per share increased 11.7% for 2007 compared to a decrease of 34.5% for our peer group. Based on these results, we clearly outperformed the industry during 2007.

Our core banking operations generated some very positive results, including 10.9% growth in average loans and leases. Revenues from BB&T's fee income-producing businesses increased during 2007 by 6.9% to $2.8 billion, which represents 41.3% of total revenues. We are also very pleased with our noninterest expense control during the year. Noninterest expenses declined 0.7% compared to 2006, excluding acquisitions, reflecting intensely focused management of expenses.

BB&T's deposit-gathering efforts continued to be successful, with average client deposits increasing 9.2% during the year. Two years ago, we re-emphasized deposits in our branch network, setting aggressive new targets for opening new accounts and growing market share. In 2006, we maintained our leading market share in West Virginia and grew market share in every other state in our footprint. As shown in the accompanying chart, we had excellent results again in 2007, gaining or maintaining market share in every state where we operate. None of our peers were able to match this performance.

2007 Commercial Bank Deposit Market Share*

	Market Share 2007	Market Share 2006	Rank	% Increase in Deposits
Virginia / Washington, D.C.	13.5 %	13.1 %	2nd	1.9 %
North Carolina[1]	17.6	17.5	2nd	7.3
West Virginia	18.1	17.7	1st	6.7
South Carolina	11.9	10.8	3rd	21.9
Maryland	7.8	7.7	6th	5.5
Kentucky	6.3	6.3	4th	5.1
Georgia	4.7	4.6	5th	8.8
Tennessee	2.2	1.7	5th	41.3
Florida	1.3	1.3	10th	4.7

1 Excludes home office deposits

* Source: FDIC based on June 30, 2007, deposit data



BB&T University

The mission of the BB&T University is to create competitive advantage by providing employees comprehensive educational opportunities. These members of BB&T's 2008 Leadership Development Program symbolize the highest quality of young leaders preparing to meet the ever-changing needs of our clients in a highly-competitive environment.

Our nonperforming assets and credit losses increased as a result of the difficult economic conditions, but remain strong compared to industry trends. Nonperforming loans, as a percentage of total assets, were .52% at December 31, 2007, compared to .29% a year earlier. Net charge-offs increased to .38% of average loans and leases, up from .27% a year earlier. Excluding specialized lending, the loss ratio for the year was .21% compared to .14% last year. Those numbers are very good considering the distressed credit markets. However, we expect problem assets to continue to rise until the residential real estate markets begin to improve.

At a time when some financial institutions' capital strength has eroded, BB&T's capital position remains strong. As of December 31, 2007, BB&T's tangible capital ratio was 5.6% and the Tier 1 leverage ratio was 7.2%, above our internal targets. Our Tier 1 risk-based capital and total risk-based capital ratios were 9.1% and 14.2%, respectively. These risk-based capital ratios are consistently higher than those of our peers.

In summary, as the risk versus returns charts on page 26 show, BB&T has consistently produced higher returns while taking less risk than our peers, in keeping with our philosophy of managing our business rationally and with a long-term perspective.

Our Stock Performance

Our ultimate purpose is to create superior long-term economic returns for our shareholders.

In 2007, the markets received a barrage of negative news from the financial sector. Although most of the news was not applicable to BB&T, our stock performance was adversely affected by the difficulties faced by the industry. As you can see from the chart below for the periods ended January 31, 2008, which reflects the market's integration of 2007 year-end results, we have outperformed our peer group over the last 1, 3, 5, 10 and 15 years. It is more objective to compare our performance with our peers than to a broader index because we are unavoidably affected by conditions in the financial services industry.

While some competitors have been forced to cut dividends during this period of market disruption and credit deterioration, we continue to anticipate an increase in the 2008 cash dividend. In 2007, we increased the cash dividend by 10% compared to the prior year, marking the 36th consecutive year that BB&T has increased our dividend. The company has paid a dividend every year since 1903. For the 10 years ended December 31, 2007, our dividends have increased at a compound annual growth rate of 11.7%, compared to 6.0% for the S&P 500. At December 31, 2007, BB&T's dividend yield was 6.0% compared to 2.1% for the S&P 500. We have again been recognized as a Mergent Dividend Achiever — a designation received by only 2% of 14,000 publicly traded companies — and as a Standard and Poor's Dividend Aristocrat, based on our excellent track record of paying dividends.

Total Compound Annual Return to Shareholders
January 31, 2008

	BB&T	S&P 500	National Peers*
1 Year	-10.1 %	-2.3 %	-22.4 %
3 Year	1.2 %	7.3 %	-4.1 %
5 Year	5.5 %	12.0 %	4.3 %
10 Year	5.4 %	5.1 %	3.8 %
15 Year	12.2 %	10.0 %	10.7 %

*National Peers consist of CMA, FITB, KEY, M&T, M&I, NCC, PNC, BPOP, RF, STI, UB, and USB.

Dividend Payout Ratio



60
50
40
30
20
10
0
55.5%
In percentage
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07



BB&T Field

Home of Wake Forest University's Demon Deacons, BB&T Field is undergoing an ambitious six-phase renovation. BB&T proudly lends its name and corporate support to a landmark that dates back more than 40 years and brings together generations of students, families and sports fans of all ages.

Making Our Communities Stronger

BB&T's support of minor league baseball and high school football reflects our broader commitment to the communities where we live, work and of course, play. The bank's logo is familiar to visitors at the ballparks of Little League and Triple-A teams throughout the communities we serve. At BB&T, we believe that a company can only succeed when its communities are healthy. This is one of many ways we fulfill our corporate mission.

BB&T
TRIPLE PLAY
GIVEAWAY

BB&T
NCHSAA
CHAMPIONSHIPS
2007

Significant Accomplishments During 2007

We avoided the market's major disruptions and produced strong performance relative to our peers.

BB&T largely avoided the types of risks that have so negatively affected many large financial institutions in 2007. Our loan portfolio is primarily a prime portfolio. Our subprime mortgage loans amount to less than 1% (0.6%) of our portfolio — comprised mainly of loans from our Lendmark consumer finance subsidiary, which has considerable experience in making traditional loans to higher-risk borrowers.

We do not make negative amortization loans, option adjustable rate mortgages or many of the other exotic mortgage products that have resulted in losses at many financial institutions and foreclosures on many homes. We steered clear of such loans because they rarely are in the best interest of the borrower — and thus inconsistent with a core component of our mission: helping our clients achieve economic success and financial security.

BB&T's loan portfolio is diversified and generally composed of a large number of smaller-balance loans. Our biggest concentration in residential mortgage loans is in North Carolina and Virginia, two core markets with healthy population growth and without the highly inflated real estate price appreciation seen in some markets.

Residential construction and development lending has been a core business for BB&T for many years. We make loans in our markets where we know the builders and we closely service the relationship. We began tightening our lending standards in the summer of 2005, when we determined that the risk in residential lending was rising. We have been well served by our policy of partnering with our clients to help them through this tough cycle, and moving aggressively to deal with problems as soon as they develop. Unfortunately, however, we expect difficulties in the single-family construction and development market to continue throughout 2008.

BB&T's mortgage business has actually benefited from the subprime turmoil because some of the more irrational competitors have gone out of business. A "flight to quality" is bringing new clients to BB&T. In a rapidly shrinking market, our mortgage production increased to $11.9 billion in 2007, compared to $9.9 billion a year earlier. We expect more healthy growth in mortgage revenues in 2008.

Many large financial institutions also absorbed huge losses from risky investments in the last six months. BB&T's total trading losses during this period of market turbulence were $33 million — a small number relative to our size, again reflecting our conservative culture and careful risk management.

Operating Earnings


$ 2,000
1,500
1,000
500
0
$1,749
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07

In millions of dollars

As originally reported, 15-year compound annual growth rate of 23.2%

We increased the value of our franchise during 2007.

BB&T continued to expand during 2007 with strong organic growth and selective acquisitions.

As mentioned earlier, we gained or maintained deposit market share in every state in our footprint again in 2007 — important progress toward our goal to be in the Top 5 in market share in all of the states in our footprint. Moreover, if you look at our share of markets, as shown in the accompanying chart, BB&T ranks No. 1 in weighted average market share, showing the strength of our Southeastern and Mid-Atlantic markets.

We have also reached out to new clients during the year. The number of online banking clients increased by 21% to nearly 2.5 million. Households with five or more products or services increased to 31%. Our banking network generated 90,000 net new transaction accounts during the year, and we opened 35 new banking offices during the year.

In addition to these investments, BB&T completed a number of high-quality acquisitions that will be beneficial in the future. In May, we acquired Coastal Financial of Myrtle Beach, South Carolina, which gives us the No. 1 deposit market share along the thriving coasts of North and South Carolina. With $1.7 billion in assets, Coastal operated 17 banking offices in the greater Myrtle Beach area and seven in greater Wilmington, North Carolina, where BB&T already has the top market share.

BB&T also acquired commercial mortgage banking firm, Collateral Real Estate Capital. We have combined Collateral with Laureate Capital, our existing commercial mortgage banking firm, to create Grandbridge Real Estate Capital, which has a commercial mortgage servicing portfolio of more than $20 billion.

In addition, BB&T acquired insurance premium finance company AFCO Credit and its Canadian affiliate, CAFO. The purchase moves BB&T from the ninth to the second-largest provider of insurance premium financing in the United States, and the largest in Canada.

BB&T Insurance Services also made key acquisitions to bolster our position as the nation's seventh-largest insurance broker. Those purchases included Reese Insurance Associates of metropolitan Atlanta, Carswell Insurance Services of Hilton Head Island, South Carolina; Sidney O. Smith, with offices in Gainesville and Alpharetta, Georgia; and Ott & Company, an employee benefits brokerage in Alpharetta, Georgia. In addition, BB&T Insurance Services acquired Heritage Title Services, of Louisville, Kentucky, and Ramsay Title Group, of Norcross, Georgia.

We also announced plans to acquire Savannah Reinsurance Underwriting Management, a reinsurance broker based in Stamford, Connecticut.

Weighted Average Market Share


BB&T
21.8%
Wells Fargo
Regions Financial
Wachovia
Fifth Third
US Bancorp
Bank of America
JP Morgan Chase
SunTrust
National City
Citigroup
Source: SNL Financial
Reflects weighted average share of deposits by county for each institution.
0
5
10
15
20
25

We controlled costs and improved efficiency.

As noted earlier, our continuing focus on cost control has helped us exceed our goals for reducing noninterest expenses. During 2007, we reduced the number of employees, while avoiding major layoffs that many of our competitors have announced. At the same time, we added 33 net new branch offices. In addition, we are achieving our targets on expense savings from recent acquisitions. The continued ability to control costs will be key to our performance in an environment with increased credit issues and resulting higher loan loss reserves.

We will continue to pursue even greater efficiency in our operations. A component of this effort is the use of international outsourcing where it makes sense; however, we are just as focused on "right sourcing" — moving some functions to locations in our more cost-effective U.S. markets.

We expanded and diversified our sources of income.

Improvement in our fee income ratio has exceeded our goal of 40%, which reduces pressure on our net interest margin. We have established a new goal of 45%.

Insurance commissions, which are our single biggest driver of noninterest income, increased by 4.9% despite a challenging environment in the insurance industry where prices are lower than last year for the same coverage. BB&T is the seventh largest insurance broker and the largest commercial property and casualty wholesale broker in the U.S. Over the last five years, the compound annual growth rate in insurance revenues has been 24.5%. We also have the fastest internal growth rate among the 10 largest U.S. brokers, as well as the industry's most productive sales force, according to *Business Insurance* magazine. Our insurance operations, which are featured on the next page, provide a fundamental competitive advantage for BB&T.

Cash Basis Efficiency Ratio


60
50
40
30
51.6%
'03 '04 '05 '06 '07
In percentage
Based on cash basis operating earnings

Fee Income Ratio


45
30
15
0
41.3%
'03 '04 '05 '06 '07
In percentage
Based on operating earnings

BB&T Insurance

Established in 1922, BB&T Insurance combines a full array of products with exceptional market expertise and delivers comprehensive insurance programs designed specifically for each client. BB&T Insurance offers national capabilities, regional focus and local, relationship-oriented service.



BB&T Headquarters
BB&T Insurance Services
ACIC
AmRisc
CRC Insurance Services
McGriff, Seibels & Williams
Southern Cross Underwriters

- 7th largest insurance distributor in the United States and 8th largest in the world
- Ranked #1 in productivity among the world's top 10 brokers for the last four years
- Largest commercial property and casualty wholesale broker in the United States
- 134 locations across the United States with six separate complementary subsidiaries
- Represents the top-rated major insurance companies in the United States

Insurance Revenues*



$869
$900
800
700
600
500
400
300
200
100
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07

Dollars in millions

*Includes insurance-related interest income and insurance commissions.


HIGHEST CUSTOMER SATISFACTION
J.D.POWER
AND ASSOCIATES
PRIMARY MORTGAGE SERVICER • 2007
PRESENTED TO
BRANCH BANKING
AND TRUST
BY J.D. POWER AND ASSOCIATES

"Highest in Customer Satisfaction among Mortgage Servicing Companies"

We provided superior retail service quality and made progress in our Perfect Client Experience initiative.

J.D. Power and Associates awarded BB&T its top national ranking for mortgage servicing in its annual study of nearly 12,000 clients and 38 companies. Among other awards, BB&T was cited by national consulting firm Greenwich Associates for excellence in business banking, ranking in the top five banks in the country.

At the core of BB&T's Perfect Client Experience program is educating our own employees to deliver client service that is reliable, responsive, empathetic and competent.

Maritz Research's survey of clients of BB&T and our large in-market competitors confirms the effectiveness of this focus. For example, as shown in the accompanying graphics, BB&T topped its competitors in overall retail client satisfaction and in retail client loyalty again in 2007. BB&T excelled in "top box" scores, indicating the percentage of clients who rate us as a nine or 10 on a 10-point scale.

Overall Bank Satisfaction


BB&T
73.4%
SunTrust
Wachovia
Bank of America
64%
66%
68%
70%
72%
74%
76%

In percentage

From Maritz Research Retail Client Satisfaction Survey, represents percentage of "top box" scores, indicating a nine or 10 rating on a 10-point scale.

Loyalty: My Bank Treats Me Right


BB&T
77.7%
Wachovia
SunTrust
Bank of America
66%
68%
70%
72%
74%
76%
78%

In percentage

From Maritz Research Retail Client Satisfaction Survey, represents percentage of "top box" scores, indicating a nine or 10 rating on a 10-point scale.


TEAMWORK
PRODUCTIVITY
SELF-ESTEEM
PRIDE
JUSTICE
INTEGRITY
HONESTY
REASON
REALITY
INDEPENDENT THINKING

Our Culture

Underlying BB&T's financial performance is our culture, based on a clear and consistent set of values. These values are practical habits that enable us to be successful as individuals and to achieve our mission as a corporation. We believe values are particularly crucial today after we have seen so many ethical deviations in business, politics and everyday life.

Our 10 values are depicted in the accompanying illustration. Let me comment on four that have been particularly important this year — reality, reason, independent thinking and integrity. Reality is the starting point — understanding the facts and acknowledging that what is, is. With reason, we can make logical decisions based on those facts. We also encourage all employees to think independently, with each of us responsible for what we do. Integrity requires us to always act in a manner consistent with our principles. Fact-based, well-reasoned, independent and principled decisions lead us to keep a long-term perspective, regardless of short-term benefits — such as profitable but overly risky loans or investments.

At BB&T, we believe values must be consistent and integrated in everything we do, extending through every part of our business. They are rooted in our strong foundation and long history. They enable us to remain focused and steadfast, allowing us to weather tough times and emerge poised for future growth and success. In short, our goal is to build value — for our shareholders, clients, employees and communities — based on our values.

Key Strategic Objectives for 2008

Our long-standing vision has not changed: to create the best financial institution possible — a high-performance company that can prosper in this rapidly changing, highly competitive, globally integrated and tremendously challenging environment. Such a company will be one of the 15 or so winners that we think will dominate the financial-services industry 10 to 15 years from now. The key to maximizing our probability of being both independent and prosperous over the long term is to create a superior earnings per share growth rate — which is essential for a strong stock price. We must continue to drive superior relative performance without sacrificing the fundamental quality and long-term competitiveness of our business, nor taking unreasonable risk.

The key to achieving our goal is a long-term strategy of superior, balanced performance, built around four overriding principles:

- Client-driven service providing better value through rational innovation and productivity improvement
- Rational risk taking and exceptional risk management
- Superior earnings growth
- Targeted and consistent investments for the future

Financial services firms face a series of challenges in 2008, including the uncertainty of the economy, intense competition, excess capacity, continued consolidation, more regulatory costs and the need for continuous innovation and productivity improvement.

We will focus on four key strategic objectives to pursue our goals for 2008:

Effectively manage through disrupted financial markets.

The disruption in financial markets has significantly increased risk. Of biggest concern to BB&T is the residential real estate lending market, which is a significant part of our business. It is difficult to predict how long depressed conditions will last, but our best guess is between six and 18 months before the housing industry works through this correction.

Specifically, we must:

- Work with our clients through tough times
- Focus on fundamental and core competencies, and avoid exposure to complex and unknown risks
- Reassure clients about BB&T's safety and soundness
- Intensify our risk-management focus by escalating problem-asset management, mediating single-family residential risk and understanding all types and layers of risk
- Ensure excellent asset quality by instilling BB&T's values-driven credit culture, reinforcing credit skills and training, continuing our disciplined underwriting processes, diversifying risk and executing our credit processes with excellence
- Maintain strong capital and liquidity positions

Diluted Earnings Per Share


$3.17
$ 3.00
2.50
2.00
1.50
1.00
'03
'04
'05
'06
'07
In dollars
Based on operating earnings

Achieve superior revenue growth.

This objective includes excellent execution of our sales and service systems: the BB&T Decathlon, Integrated Relationship Management, Consultative Sales and Store Ownership. In addition, we will make investments for the future, including opening 30 more de novo branches and reinvesting in current facilities, while relocating some branches to faster-growing areas. We also are expanding our wealth-management and private-banking operations as well as targeting key growth segments such as the multicultural market. Commercial finance, commercial and industrial lending, and integrated financial supply chain management also provide excellent opportunities for growth.

In addition, we plan to accelerate our non-bank acquisitions to grow existing product lines, with the primary focus on expanding our very successful insurance operations. We will also look for acquisitions to expand in asset management and consumer and commercial finance.

Over the last several years, one of our primary challenges has been to grow net interest income with a flat and often inverted yield curve. With an inverted yield curve, the traditional relationship between long-term and short-term interest rates is reversed. However, we have a liability-sensitive interest rate position, and will benefit from reductions in the Federal Funds rate and the return of a "normal" positively sloped yield curve.

Create the Perfect Client Experience.

BB&T remains a quality differentiated competitor. We sell quality, not price. Our training and leadership programs constantly stress the four core components that create meaningful relationships with our clients — client service that is reliable, responsive, empathetic and competent.

For our product-line managers and support staff, the No. 1 goal is to simplify our products, services and processes to make them easier for the client and our client-contact employees to use. For example, in 2007 we launched a new online tool to enable users to quickly and easily open deposit accounts online. The service won awards for its ease of use and resulted in the opening of 69,000 new accounts.

We will continue efforts to reduce turnover in our client-contact employees and create better service quality than our primary competitors. We also will pursue an integration of our delivery channels to create a convenient client experience.



"What separates BB&T over all the other banks is their people."

Create superior operating leverage:
Maximize economic profit.

Our goal is to hold the number of our employees stable for the second year in a row, exclusive of acquisitions and new business-line expansions. In addition, we continue to focus on maximizing economic profit through the pursuit of several business model changes, and significantly improved measurement of risk / return tradeoffs.

During 2007, we expanded our Corporate Banking team to focus efforts on both lending and non-credit services for larger customers. We also strengthened our focus on commercial and industrial clients while deepening banking relationships with our insurance clients. We introduced bundled products to drive cross-selling to new households, and enhanced our phone and online capabilities to develop expanded deposit relationships with existing clients. We concentrated our marketing and branch investment in higher-potential large markets, and increased our investment in serving wealthier client segments to accelerate growth.

During 2008, we will continue to advance and extend the economic-profit benefits of these investments.

In closing, I want to extend my sincere appreciation to Rhone Sasser, who retired from BB&T's corporate board of directors on December 31, 2007. Rhone, the former chairman and chief executive officer of United Carolina Bancshares, has provided strong leadership and wise counsel since joining the board in 1997 following our merger with UCB.

I also would like to welcome two new members to our corporate board of directors: Tommy Thompson and Steve Williams. Tommy is president of Thompson Homes of Owensboro, Kentucky, a family-owned firm founded by his father and uncle in 1948. He is past president of the National Association of Home Builders and currently serves as a member of the Kentucky state legislature. Steve is president and majority owner of A.T. Williams Oil Company of Winston-Salem, North Carolina, and oversees the daily operations of a chain of 348 gas stations, convenience stores, restaurants and travel centers in Alabama, Georgia, Tennessee, Virginia, Pennsylvania and the Carolinas. He also serves as president of WilcoHess, a joint venture between A.T. Williams and Hess Corporation. Tommy and Steve exemplify BB&T's core values and are substantial BB&T shareholders. I look forward to the benefits of their business acumen and leadership on the board.

Best Bank in Town since

Our Mission To Make the World a Better Place to Live, By:

- Helping our Clients Achieve Economic Success and Financial Security;
- Creating a Place where our Employees can Learn, Grow and be Fulfilled in their Work;
- Making the Communities in which we Work Better Places to be; and thereby:
- Optimizing the Long-Term Return to our Shareholders, while Providing a Safe and Sound Investment.

When I started at BB&T in 1971, BB&T was a small eastern North Carolina bank with $250 million in assets primarily serving the agricultural community. Even though we now have $132.6 billion in assets and operate in 11 states and Washington, D.C., our culture and community-bank organization focused on building meaningful relationships with our clients reflect the same principles long held by our organization. BB&T is still the "Best Bank in Town – Since 1872."

The personal relationship principle is the heart and soul of BB&T. It forms the foundation for local decision-making closer to the client and the basis for reliable, responsive, empathetic and competent client service. Our bank feels like a community bank with personal service, but has the resources of one of America's largest financial institutions: better trained employees, more sophisticated technology and superior products and services.

This is among the most challenging and competitive environments I have ever experienced in banking. But I am confident that BB&T will be successful even with those challenges because of our people, our client relationships, our markets, the strength of our institution, our strategies and our philosophy.

As always, my thanks to each of you for your continuing support as a BB&T shareholder.

Sincerely,

John A. Allison
Chairman and Chief Executive Officer

February 21, 2008

1872



BB&T Headquarters
Winston-Salem, North Carolina
2007



Branch Banking & Trust Co.
Wilson, North Carolina
1903

Corporate Board of Directors

John A. Allison IV
Chairman and
Chief Executive Officer
BB&T Corporation and
Branch Banking and
Trust Company
Winston-Salem, NC

Jennifer S. Banner
Chief Executive Officer
Schaad Properties and
SchaadSource LLC
Knoxville, TN

Anna R. Cablik
President
Anasteel & Supply Company, LLC
and Anatek, Inc.
Marietta, GA

Nelle R. Chilton
Director and President
Dickinson Fuel
Company, Inc.
Charleston, WV

Ronald E. Deal
Chairman
Wesley Hall, Inc.
Hickory, NC

Tom D. Efird
President
Standard Distributors, Inc.
Gastonia, NC

Barry J. Fitzpatrick
Retired Chairman, President
and Chief Executive Officer
First Virginia Banks, Inc.
Great Falls, VA

L. Vincent Hackley, Ph.D.
Chancellor
Fayetteville State University
President and
Chief Executive Officer
Hackley & Associates
of North Carolina
Chapel Hill, NC

Jane P. Helm
Retired Vice Chancellor of
Business Affairs
Appalachian State University
Arden, NC

John P. Howe III, M.D.
President and
Chief Executive Officer
Project HOPE (Health Opportunities
for People Everywhere)
Washington, D.C.

James H. Maynard
Chairman and
Chief Executive Officer
Investors Management Corporation
Chairman
Golden Corral Corporation
Raleigh, NC

Albert O. McCauley
President and
Chief Executive Officer
McCauley & McDonald
Investments, Inc.
Fayetteville, NC

J. Holmes Morrison
Retired Chairman, President and
Chief Executive Officer
One Valley Bancorp, Inc.
Charleston, WV

Nido R. Qubein
President
High Point University
Chairman
Great Harvest Bread Co.
High Point, NC

Thomas N. Thompson
President
Thompson Homes, Inc.
Representative
Kentucky House of Representatives
Owensboro, KY

Stephen T. Williams
President
A.T. Williams Oil Company
Winston-Salem, NC

Executive Management

John A. Allison IV
Chairman and
Chief Executive Officer

Ricky K. Brown
Senior Executive Vice President and
Banking Network Manager

W. Kendall Chalk
Senior Executive Vice President and
Chief Credit Officer

Barbara F. Duck
Senior Executive Vice President and
Electronic Delivery Channels Manager

Donna C. Goodrich
Senior Executive Vice President and
Deposit Services Manager

Robert E. Greene
Senior Executive Vice President and
Risk Management and Administrative
Group Manager

Christopher L. Henson
Senior Executive Vice President and
Chief Financial Officer

Kelly S. King
Chief Operating Officer

Clarke R. Starnes III
Senior Executive Vice President and
Specialized Lending Group Manager

Steven B. Wiggs
Senior Executive Vice President and
Chief Marketing Officer

C. Leon Wilson III
Senior Executive Vice President and
Operations Division Manager

Corporate Board of Directors



Standing (left to right) Ronald E. Deal, Anna R. Cablik, Albert O. McCauley, L. Vincent Hackley, Tom D. Efird, John A. Allison IV, Nelle R. Chilton, Thomas N. Thompson, Stephen T. Williams and Barry J. Fitzpatrick

Seated (left to right) James H. Maynard, Jennifer S. Banner, Nido R. Qubein, J. Holmes Morrison, Jane P. Helm, and John P. Howe III

Market Coverage



- ● BB&T Headquarters
- ● BB&T Community
- ▫ BB&T Capital Markets
- ▫ BB&T Insurance
- ▫ AFCO/CAFO/Prime Rate
- ■ Commercial Finance
- ■ Creative Payment Solutions
- ▫ Equipment Finance
- ■ Governmental Finance
- ▫ Grandbridge Real Estate Capital
- ▫ Lendmark Financial Services
- ■ Mid-America
- ■ Payroll Services
- ■ Regional Acceptance
- ■ SBA Group
- ▫ Scott & Stringfellow
- ▫ Sheffield Financial
- ▫ Sterling Capital

BB&T Deposit Market Share and Branch Locations by State

December 31, 2007

	% of BB&T's Deposits[2]	Deposit Market Share Rank[2]	Number of Branches[3]
Virginia	26 %	2nd	393
North Carolina[1]	26	2nd	346
Georgia	11	5th	158
Maryland	8	6th	131
South Carolina	9	3rd	115
Florida	5	10th	109
Kentucky	5	4th	89
West Virginia	6	1st	78
Tennessee	3	5th	58
Washington, D.C.	1	7th	11

1 Excludes home office deposits.
2 Source: FDIC.gov – data as of June 30, 2007.
3 BB&T also operates two branches in Alabama and two branches in Indiana.



Map generated by SpatiaLogic

Relative Financial Performance

BB&T Versus Peers

For 2007, BB&T was the only financial institution in its 13-member peer group of similarly-sized institutions to have positive earnings per share growth, as demonstrated in the accompanying chart.


30
0
-30
-60
-90
-120
Percentage Change in Earnings Per Share
BB&T 11.7%
Peer Average
Comerica
Fifth Third
KeyCorp
M&T
Marshall & Ilsley
National City
PNC
Popular
Regions
SunTrust
UnionBanCal
U.S. Bancorp

Risk Versus Returns

These charts illustrate BB&T's long-term success achieving a fundamental objective — producing greater returns than our peers while taking less risk.

Nonperforming Assets as a percentage of Total Assets


0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
2003
2004
2005
2006
2007
0.52%
BB&T
Peers

Source: SNL Financial

Cash Basis Return on Assets


2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
2003
2004
2005
2006
2007
1.50%
BB&T
Peers

Source: SNL Financial

Shareholder Information

Purpose

BB&T's ultimate purpose is to create superior, long-term economic rewards for our shareholders.

Stock Exchange and Trading Symbol

The common stock of BB&T Corporation is traded on the New York Stock Exchange under the symbol BBT.

Dividend Performance

- Paid a Cash Dividend Every Year Since 1903
- 36 Consecutive Years of Dividend Increases
- Recognized as Mergent Dividend Achiever
- S&P High Yield Dividend Aristocrat

QUARTERLY COMMON STOCK PRICES AND DIVIDENDS PAID

	2007				2006			
Quarter	High	Low	Last	Dividend	High	Low	Last	Dividend
1st	$ 44.30	$ 39.54	$ 41.02	$ .42	$ 42.85	$ 38.24	$ 39.20	$ .38
2nd	43.02	39.13	40.68	.42	43.46	39.09	41.59	.38
3rd	43.00	36.95	40.39	.46	44.54	39.87	43.78	.42
4th	42.61	30.36	30.67	.46	44.74	42.48	43.93	.42

SELECTED MARKET INFORMATION

	2007	2006	2005	2004	2003
Market capitalization (in billions)	$ 16.74	$ 23.79	$ 22.76	$ 23.14	$ 20.94
Book value per share	23.14	21.69	20.49	19.76	18.33
Dividend yield at year end	6.00 %	3.82 %	3.63 %	3.33 %	3.31 %
Dividend payout ratio	55.5	56.3	48.3	47.5	58.4

DIVIDEND HISTORY

	2007	2006	2005	2004	2003
Cash dividends paid per share	$ 1.76	$ 1.60	$ 1.46	$ 1.34	$ 1.22
Increase from prior year	.16	.14	.12	.12	.12
Percentage increase from prior year	10.0 %	9.6 %	9.0 %	9.8 %	10.9 %
Five-year compound annual growth rate	9.9 %				
Ten-year compound annual growth rate	11.7 %				

Dividend Reinvestment Plan

The Dividend Reinvestment Plan enables shareholders to reinvest dividends and/or invest additional cash in full or fractional shares of BB&T Corporation on a regular basis. For more information, contact Shareholder Services in Winston-Salem, North Carolina, at 336-733-3477 or 800-213-4314.

Dividends Paid Per Share


$1.76
$ 1.80
1.60
1.40
1.20
1.00
.80
.60
.40
.20
0
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07

In dollars

BB&T's 10-year compound annual dividend growth rate is 11.7% compared to 6.0% for the S&P 500.

Consolidated Balance Sheets

BB&T Corporation and Subsidiaries
(Dollars in millions, except per share data, shares in thousands)

	December 31, 2007	December 31, 2006
ASSETS		
Cash and due from banks	$ 2,050	$ 2,024
Interest-bearing deposits with banks	388	435
Federal funds sold and other earning assets	679	253
Segregated cash due from banks	208	153
Trading securities at fair value	1,009	2,147
Securities available for sale at fair value	22,419	20,721
Loans held for sale	779	680
Loans and leases, net of unearned income	90,907	82,911
Allowance for loan and lease losses	(1,004)	(888)
Loans and leases, net	89,903	82,023
Premises and equipment, net of accumulated depreciation	1,529	1,410
Goodwill	5,194	4,827
Core deposit and other intangible assets	489	454
Residential mortgage servicing rights at fair value	472	484
Other assets	7,499	5,740
Total assets	$ 132,618	$ 121,351
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing deposits	$ 13,059	$ 13,393
Interest checking	1,201	1,333
Other client deposits	35,504	34,062
Client certificates of deposit	26,972	24,987
Other interest-bearing deposits	10,030	7,196
Total deposits	86,766	80,971
Federal funds purchased, securities sold under repurchase agreements and short-term borrowed funds	10,634	8,087
Long-term debt	18,693	15,904
Accounts payable and other liabilities	3,893	4,644
Total liabilities	119,986	109,606
Shareholders' equity:		
Preferred stock, $5 par, 5,000 shares authorized, none issued or outstanding at December 31, 2007 or at December 31, 2006	—	—
Common stock, $5 par, 1,000,000 shares authorized; 545,955 issued and outstanding at December 31, 2007 and 541,475 issued and outstanding at December 31, 2006	2,730	2,707
Additional paid-in capital	3,087	2,801
Retained earnings	6,919	6,596
Accumulated other comprehensive loss, net of deferred income taxes of $(65) at December 31, 2007 and $(212) at December 31, 2006	(104)	(359)
Total shareholders' equity	12,632	11,745
Total liabilities and shareholders' equity	$ 132,618	$ 121,351

Consolidated Statements of Income

BB&T Corporation and Subsidiaries
(Dollars in thousands, except per share data)

For the Year Ended December 31,	2007	2006	2005
INTEREST INCOME			
Interest and fees on loans and leases	$ 6,713	$ 5,941	$ 4,684
Interest and dividends on securities:			
Taxable interest income	1,018	821	739
Tax-exempt interest income	42	31	32
Dividends	70	48	29
Interest on short-term investments	51	52	22
Total interest income	7,894	6,893	5,506
INTEREST EXPENSE			
Interest on deposits	2,620	2,137	1,252
Interest on federal funds purchased, securities sold under repurchase agreements and short-term borrowed funds	409	301	224
Interest on long-term debt	985	747	505
Total interest expense	4,014	3,185	1,981
NET INTEREST INCOME	3,880	3,708	3,525
Provision for credit losses	448	240	217
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	3,432	3,468	3,308
NONINTEREST INCOME			
Insurance commissions	853	813	714
Service charges on deposits	611	548	543
Investment banking and brokerage fees and commissions	343	317	290
Other nondeposit fees and commissions	184	167	129
Checkcard fees	180	155	128
Trust income	162	154	141
Bankcard fees and merchant discounts	139	122	112
Mortgage banking income	115	108	104
Securities losses, net	(3)	(73)	—
Income from bank-owned life insurance	101	93	94
Other noninterest income	89	117	71
Total noninterest income	2,774	2,521	2,326
NONINTEREST EXPENSE			
Personnel expenses	2,094	2,077	1,785
Occupancy and equipment expenses	477	449	472
Amortization of intangibles	104	104	112
Professional services	139	120	93
Merger-related and restructuring charges (gains), net	21	18	(11)
Loan processing expenses	111	103	98
Other expenses	690	645	618
Total noninterest expense	3,636	3,516	3,167
INCOME BEFORE INCOME TAXES	2,570	2,473	2,467
Provision for income taxes	836	945	813
NET INCOME	$ 1,734	$ 1,528	$ 1,654
BASIC EARNINGS PER SHARE	$ 3.17	$ 2.84	$ 3.02
DILUTED EARNINGS PER SHARE	$ 3.14	$ 2.81	$ 3.00
CASH DIVIDENDS PAID PER COMMON SHARE	$ 1.76	$ 1.60	$ 1.46

Selected Financial Data

BB&T Corporation and Subsidiaries
(Dollars in millions, except per share data)

As of / Year Ended December 31,	2007	2006	2005	2004	2003	2002	Five-Year Compound Growth Rate
SUMMARY OF OPERATING EARNINGS							
Interest income	**$ 7,894**	$ 6,893	$ 5,506	$ 4,547	$ 4,287	$ 4,434	12.2 %
Interest expense	**4,014**	3,185	1,981	1,199	1,273	1,687	18.9
Net interest income	**3,880**	3,708	3,525	3,348	3,014	2,747	7.2
Provision for credit losses	**448**	240	217	249	248	263	11.2
Net interest income after provision for credit losses	**3,432**	3,468	3,308	3,099	2,766	2,484	6.7
Noninterest income	**2,774**	2,596	2,324	2,119	1,827	1,541	12.5
Noninterest expense	**3,601**	3,526	3,133	2,890	2,548	2,195	10.4
Operating earnings before income taxes	**2,605**	2,538	2,499	2,328	2,045	1,830	7.3
Provision for income taxes	**856**	831	825	766	621	512	10.8
Operating earnings	**1,749**	1,707	1,674	1,562	1,424	1,318	5.8
Merger-related and restructuring charges, net of tax	**(13)**	(11)	7	(4)	(55)	(25)	NM
Other, net of tax[1]	**(2)**	(168)	(27)	—	(304)	10	NM
Net income	**$ 1,734**	$ 1,528	$ 1,654	$ 1,558	$ 1,065	$ 1,303	5.9 %
PER SHARE BASED ON OPERATING EARNINGS							
Basic	**$ 3.20**	$ 3.17	$ 3.06	$ 2.83	$ 2.79	$ 2.78	2.9 %
Diluted	**3.17**	3.14	3.04	2.81	2.77	2.75	2.9
PER SHARE BASED ON NET INCOME							
Basic	**$ 3.17**	$ 2.84	$ 3.02	$ 2.82	$ 2.09	$ 2.75	2.9 %
Diluted	**3.14**	2.81	3.00	2.80	2.07	2.72	2.9
Cash dividends paid	**1.76**	1.60	1.46	1.34	1.22	1.10	9.9
Book value	**23.14**	21.69	20.49	19.76	18.33	15.70	8.1
SELECTED AVERAGE BALANCES							
Assets	**$ 126,420**	$ 114,328	$ 104,612	$ 96,276	$ 85,328	$ 75,779	10.8 %
Earning assets	**112,305**	101,572	92,703	84,946	75,463	68,230	10.5
Securities, at amortized cost	**23,311**	21,348	20,467	18,218	17,058	16,939	6.6
Loans and leases	**87,952**	79,313	71,517	66,107	57,857	50,851	11.6
Deposits	**83,501**	77,230	70,346	64,816	56,948	49,118	11.2
Interest-bearing liabilities	**97,720**	85,646	76,813	70,610	64,285	59,444	10.5
Shareholders' equity	**12,166**	11,452	11,065	10,597	8,895	7,113	11.3
SELECTED YEAR-END BALANCES							
Assets	**$ 132,618**	$ 121,351	$ 109,170	$ 100,509	$ 90,467	$ 80,217	10.6 %
Earning assets	**116,466**	107,676	96,777	88,718	79,209	71,228	10.3
Securities, at carrying value	**23,428**	22,868	20,489	19,173	16,317	17,803	5.6
Loans and leases	**91,686**	83,591	75,023	68,163	62,305	53,518	11.4
Deposits	**86,766**	80,971	74,282	67,699	59,350	51,280	11.1
Interest-bearing liabilities	**103,034**	91,569	80,485	73,561	66,394	62,400	10.6
Shareholders' equity	**12,632**	11,745	11,129	10,875	9,935	7,388	11.3

1 In addition to merger-related and restructuring charges, operating earnings also exclude a reserve related to the Visa USA, Inc., settlement totaling $9 million, net of tax, and a credit of $7 million to the provision for income taxes related to leveraged leases in 2007, a nonrecurring increase in tax reserves totaling $139 million, net of tax, related to leveraged leases, securities losses totaling $47 million, net of tax, resulting from a portfolio restructuring, and a gain on the sale of duplicate facilities totaling $18 million, net of tax, in 2006, a one-time charge related to the accounting for leases totaling $27 million, net of tax, in 2005, nonrecurring contributions made by an affiliated trust, losses on early extinguishment of debt, and a one-time charge related to deferred taxes associated with BB&T's leasing operations, which collectively totaled $304 million, net of tax, in 2003, and a nonrecurring gain resulting from the implementation of a new accounting principle totaling $10 million in 2002.

Selected Ratios

BB&T Corporation and Subsidiaries

As of / Year Ended December 31,	2007	2006	2005	2004	2003
PERFORMANCE RATIOS BASED ON NET INCOME					
Return on average assets	**1.37** %	1.34 %	1.58 %	1.62 %	1.25 %
Return on average equity	**14.25**	13.35	14.95	14.71	11.97
Fee income ratio (fully taxable equivalent)	**41.3**	40.6	39.1	37.8	36.5
Efficiency ratio (fully taxable equivalent)	**53.7**	54.8	53.1	52.0	62.8
Net interest margin (fully taxable equivalent)	**3.52**	3.74	3.89	4.04	4.06
PERFORMANCE RATIOS BASED ON OPERATING EARNINGS[1]					
Return on average assets	**1.38** %	1.49 %	1.60 %	1.62 %	1.67 %
Return on average equity	**14.37**	14.91	15.12	14.74	16.01
Fee income ratio (fully taxable equivalent)	**41.3**	40.6	39.1	37.8	36.0
Efficiency ratio (fully taxable equivalent)	**53.1**	54.9	52.5	51.9	51.8
Net interest margin (fully taxable equivalent)	**3.52**	3.74	3.89	4.04	4.15
PERFORMANCE RATIOS BASED ON CASH BASIS OPERATING EARNINGS[1,2]					
Return on average tangible assets	**1.50** %	1.63 %	1.77 %	1.79 %	1.78 %
Return on average tangible equity	**26.82**	27.23	27.12	26.36	24.45
Efficiency ratio (fully taxable equivalent)	**51.6**	53.2	50.4	49.7	50.5
CAPITAL RATIOS					
Average equity to average assets	**9.6** %	10.0 %	10.6 %	11.0 %	10.4 %
Equity to assets at year-end	**9.5**	9.7	10.2	10.8	11.0
Risk-based capital ratios:					
Tier 1 capital	**9.1**	9.0	9.3	9.2	9.4
Total capital	**14.2**	14.3	14.4	14.5	12.5
Tier 1 leverage ratio	**7.2**	7.2	7.2	7.1	7.2
Tangible equity as a percentage of tangible assets	**5.6**	5.7	6.3	6.7	7.0
CREDIT QUALITY RATIOS[3]					
Nonaccrual loans and leases as a percentage of total loans and leases	**.55** %	.31 %	.31 %	.39 %	.56 %
Nonperforming assets as a percentage of:					
Total assets	**.52**	.29	.27	.36	.49
Loans and leases plus foreclosed property	**.76**	.42	.40	.52	.72
Net charge-offs as a percentage of average loans and leases	**.38**	.27	.30	.36	.43
Net charge-offs as a percentage of average loans and leases excluding specialized lending operations[4]	**.21**	.14	.19	.24	.32
Allowance for loan and lease losses as a percentage of loans and leases	**1.10**	1.06	1.10	1.18	1.26
Ratio of allowance for loan and lease losses to net charge-offs	**2.97** x	4.12 x	3.84 x	3.42 x	3.17 x

1 Operating earnings exclude the effects of merger-related and restructuring charges, which totaled $13 million, $11 million, $(7 million), $4 million and $55 million, net of tax, for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

In addition to merger-related and restructuring charges, operating earnings also exclude a reserve relating to the Visa USA, Inc., settlement totaling $9 million, net of tax, and a credit of $7 million to the provision for income taxes related to leveraged leases in 2007, a nonrecurring increase in tax reserves totaling $139 million, net of tax, related to leveraged leases, securities losses totaling $47 million, net of tax, resulting from a portfolio restructuring, and a gain on the sale of duplicate facilities totaling $18 million, net of tax, in 2006, a one-time charge related to the accounting for leases totaling $27 million, net of tax, in 2005, and nonrecurring contributions made by an affiliated trust, losses on early extinguishment of debt, and a one-time charge related to deferred taxes associated with BB&T's leasing operations, which collectively totaled $304 million, net of tax, in 2003.

2 Information presented on a cash basis excludes the effects of intangible assets, purchase accounting adjustments and the related amortization expenses, which totaled $67 million, $73 million, $89 million, $84 million and $42 million, net of tax, for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively. In addition, cash basis results exclude merger-related and restructuring charges and nonrecurring items as discussed in Note 1.

3 Loans and leases are net of unearned income and include loans held for sale.

4 Excludes net charge-offs and average loans from BB&T's specialized lending operations.

Corporate Headquarters
BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250
336-733-2000

General Information

Form 10-K

BB&T Corporation files an Annual Report on Form 10-K with the Securities and Exchange Commission each year. A copy of this report may be obtained upon written request to:

Christopher L. Henson
Senior Executive Vice President and
Chief Financial Officer
BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250

Equal Opportunity Employer

BB&T Corporation is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers and all other personnel policies will continue to be free from illegal discrimination.

Transfer Agent

BB&T Corporate Trust Services
Attn: Stock Transfer
223 West Nash Street
Wilson, NC 27893

Analyst Information

Analysts, investors and others seeking additional financial information should contact:

Tamera L. Gjesdal
Senior Vice President
Investor Relations
336-733-3058

News Media

News media representatives seeking information should contact:

Robert A. Denham
Senior Vice President
Corporate Communications
336-733-1475

Shareholder Services

Shareholders seeking information regarding dividends, lost certificates or other general information should contact:

Shareholder Services
336-733-3477 or toll-free 800-213-4314

Please submit address changes in writing to:

BB&T Shareholder Services
150 South Stratford Road
Suite 300
Winston-Salem, NC 27104

Clients

Clients seeking assistance with BB&T products and services should call 1-800-BANK BBT (1-800-226-5228).

Web Site

Please visit www.BBT.com for information concerning BB&T's products and services, news releases, financial information, corporate governance practices and other material relating to BB&T.

BB&T

BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250

C0001125024

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